Exhibit 99.27

CONSENT OF EXPERT

The undersigned hereby consents to the use of their report, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in the Annual Report on Form 40-F of Osisko Development Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto.

By:	/s/ Alan J. San Martin
Name:	Alan J. San Martin, MAusIMM (CP)
March 28, 2024